August 31, 2011

Veronica Castillo, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

      Re: The Cushing Royalty & Income Fund
              File Nos. 333-175925 and 811-22593

Dear Ms. Castillo:

On August 1, 2011, you filed a registration statement on Form N-2 for The Cushing Royalty & Income Fund (the "Fund"). Our comments are set forth below. For convenience, we generally organized our comments using the headings and page numbers from the registration statement.

Cover Page

1.   The paragraph captioned "Leverage" (page ii) states that the Fund may utilize leverage through the issuance of commercial paper, notes or other forms of borrowing. Please confirm that the interest expenses associated with these forms of borrowing will be estimated in the Fund's fee table. In addition, please inform us whether the Fund will register any offerings of commercial paper or notes. *See* Securities Act Release No. 4412 (Sept. 20, 1961) (stating that the exemption from registration under Section 3(a)(3) of the Securities Act of 1933 does not apply to offerings of commercial paper where proceeds are used to purchase securities).

Prospectus Summary — Other Investment Practices (Page 8)

2.   Inasmuch as the Fund may implement its strategy through the use of derivatives, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. *See* http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

3.   The second paragraph of this section states that the Fund may invest in securities of other closed-end or open-end investment companies. Please confirm that the Fund will include an estimate of acquired fund fees and expenses in the fee table. *See* Instruction 10.a to Item 3 of Form N-2.

Prospectus Summary — Tax Treatment of the Fund (Page 10)

4.   This section states that the Fund is not eligible to elect to be treated as a regulated investment company under the Internal Revenue Code and generally will be subject to

U.S. federal income tax on its taxable income and will be subject to state income tax. Please confirm that the Fund will include an estimate of tax expenses in its fee table.

Prospectus Summary — Principal Risks of the Fund — Small-Cap and Mid-Cap Company Risk (Page 22)

5.   This section states that certain of the Energy Companies in which the Fund may invest may be small-cap and mid-cap companies. Please include a discussion of these types of investments in the Fund's principal investment policies in the Prospectus Summary.

Prospectus Summary — Principal Risks of the Fund — Short Sales Risk (Page 26)

6.   This section states that the Fund may engage in short selling. Please include a discussion of short selling in the Prospectus Summary. Please also confirm that the fee table will include, as an expense, an estimate of the dividends paid on the Fund's short sale transactions. *See* AICPA Audit and Accounting Guide: Investment Companies ¶ 7.93 (May 2010).

Summary of Fund Expenses (Page 32)

7.   Footnote (4) presents a table of the Fund's expenses assuming no leverage is used. Please reformat the table in the footnote and revise the font so that it is not confused with the fee table that assumes use of leverage.

Use of Proceeds (Page 34)

8.   This section provides that the Fund anticipates that it will be able to invest primarily in securities that meet its investment objective and policies within three to six months after the completion of the offering. Please provide an explanation as to why it is anticipated that investment of the proceeds of the offering will take more than three months. *See* Guide 1 to Form N-2 ("If the registrant expects the investment period to exceed three months, the reasons for the expected delay should be stated.").

Management of the Fund — The Investment Adviser (Page 64)

9.   The third paragraph of this section states that the fee paid to the Investment Adviser will be based on "Managed Assets", which includes investment leverage. Elsewhere the prospectus states that the Fund may engage in derivative contracts. Please advise us how such derivatives will be valued for purposes of the determining "Managed Assets." In your response letter to us, please provide an affirmative statement that the Fund will not use the notional value of its derivative investments for purposes of determining "Managed Assets."

General Comments

10.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

11.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

12.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

13.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement. In addition, at the time the Fund requests acceleration of effectiveness, please advise us whether FINRA has reviewed and cleared the filing.

14.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

15.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

16.   Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel